Exhibit 11.1

ICON plc Share Trading Policy
Adopted on 13th August 2013 and
amended on 25th April 2017, 23rd April 2018,19th June 2021, 21st February 2023 and 18th February 2025
This Share Trading Policy provides the standards of ICON plc and its Subsidiaries (together the “Group”, the “Company” or “ICON”) on trading and causing the trading of ICON’s securities or securities of other publicly-traded companies while in possession of material, non-public information. The Policy has been designed to ensure that all relevant persons know their responsibilities when trading in ICON securities (and / or securities of other companies while in possession of material, non-public information obtained as a result of working with ICON) and to promote transparency and market confidence in the operations of ICON.
Various applicable securities laws and regulations (such as the rules and regulations of the Securities and Exchange Commission (“SEC”) and the listing rules of NASDAQ Global Select Market (“NASDAQ”)) prohibit “insider trading”.
Simply stated, insider trading occurs when a person uses “material non-public” information to make decisions to purchase, sell, give away or otherwise trade securities or provides that information to others outside the Company to enable such trading, sometimes referred to as “tipping”. These terms are defined in this Policy under Section 3 below.

1.Applicability
This Policy applies to all members of the Board of Directors, officers and employees of ICON (collectively, “Covered Persons”). This Policy applies to all transactions by Covered Persons in ICON’s securities, including common stock, restricted share units, options and any other securities that ICON may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of ICON’s securities, whether or not issued by ICON, and to all transactions in such securities by a Covered Person’s immediate family members (parents, siblings, spouses, children) and other persons living in a Covered Person’s household, or by persons or entities over which a Covered Person exercises control.
The terms of this Policy apply to all share trades irrespective of whether the shares are obtained on the open market or via ICON’s employee share schemes and whether they conducted via ICON’s chosen broker or platform or via any other platform, broker, online or otherwise.
The Policy also applies to all transactions in an external company’s securities that a Covered Person has material non-public information about due to a Covered Person’s involvement with or work for ICON. This again includes common stock, restricted share units, options and any other securities that companies may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities, whether or not issued by the company itself.
This Policy also applies to the Company, as applicable. From time to time, the Company may engage in transactions in its own securities, including sales of securities and repurchases. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors if required) when engaging in transactions in its own securities, including any applicable restrictions on insider trading.

2.General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information
a)No Covered Person may purchase, sell or otherwise transfer (except for the exercise of stock options so long as common stock is retained) any ICON securities while in possession of material non-public information about ICON. (The terms “material” and “non-public” are defined in Section 3(c) and (d) below.)
b)No Covered Person who knows of any material non-public information about ICON may communicate that information to any other person outside ICON, including family and / or friends.
c)In addition, no Covered Person may purchase or sell any security of any other company while in possession of material non-public information about that company that was obtained in the course of his or her involvement with ICON. No Covered Person who knows of any such material non-public information may communicate that information to any other person outside ICON, including family and / or friends.
d)For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase, sale or other transfer of securities) while in possession of information that you have reason to believe is material and non-public (which is defined in Section 3(c) and (d) below) unless you first consult with the Corporate Governance team, and obtain the advance approval of the General Counsel.
e)Restricted Covered Persons (as defined in Section 5) are also prohibited from trading in ICON’s securities during blackout periods as set out in Section 5. Restricted Covered Persons that are not in possession of any material non-public information are permitted to trade in ICON’s securities only when no blackout period is in effect as set out in Section 6.
f)Individuals listed on the Insider List (as defined in Section 7) must “pre-clear” all trading in securities of ICON in accordance with the procedures set forth in Section 8 below and are also prohibited from engaging in the transactions set out in Section 9 unless advance approval is obtained from the General Counsel.

g)You should exercise care when speaking with other personnel who do not have a “need to know” and when communicating with family, friends and others who are not associated with us, even if they are subject to this Policy. To avoid even the appearance of impropriety, please refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship. The concept of unlawful tipping includes passing on information to friends, family members or acquaintances under circumstances that suggest that you were trying to help them make a profit or avoid a loss, or obtain some other benefit from the information.

h)In an effort to prevent unauthorized disclosure of our information, you are prohibited from any unauthorized posting or responding to any posting on or in Internet message boards, chat rooms, discussion groups, or other publicly accessible forums, with respect to us. Keep in mind that any inquiries about ICON should be directed to ICON’s Marketing team.

3.Definitions
a)Cybersecurity- the activity or process, ability or capability, or state whereby information and communications systems and the information contained within these systems are protected from and / or defended against damage, unauthorized use or modification, or exploitation.
b)Cybersecurity Incident- An occurrence that actually or potentially results in adverse consequences to an information system or the information that the system processes, stores, or transmits and that may require a response action to mitigate the consequences.
A cybersecurity incident can result from unintentional events or deliberate attacks.
For example, the use of stolen access credentials, malware, ransomware, phishing or other unauthorized information systems action to: (i) access, steal or destroy financial assets, intellectual property, or other sensitive information belonging to ICON (including an ICON acquisition), clients or business partners; or (ii) otherwise materially disrupt operations.
c)Materiality- Information is generally regarded as “material” if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell a security. If the public dissemination of the information would, or reasonably could be expected to, affect the market price of securities (whether positively or negatively) such information should be considered material.

While, depending on the circumstances, any type of information could be deemed material, information dealing with the following subjects should be assumed to be reasonably likely to be found material in particular situations:
i.significant changes in ICON’s prospects;
ii.significant write-downs in assets or increases in reserves;
iii.developments regarding significant litigation or government agency investigations;
iv.liquidity problems;
v.changes in earnings estimates or unusual gains or losses in major operations;
vi.success or otherwise or the status of a clinical trial;
vii.changes in management, other major personnel changes or labour negotiation;
viii.changes in dividends;
ix.extraordinary borrowings;
x.gain or loss of a significant contract, customer or supplier or significant material changes in the profitability status of a current significant contract;
xi.changes in debt ratings;
xii.proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
xiii.the development or release of a new product or service;
xiv.changes in a previously announced schedule for the development or release of a new product or service;
xv.a Cybersecurity Incident;
xvi.public or private offerings of securities; and
xvii.pending statistical reports (such as reports relating to treasury information, awards information or interest rate developments).
Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on ICON’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small.
When in doubt about whether particular non-public information is material, presume it is material.
If you are unsure whether information is material, you should consult the Corporate Governance team before making any decision to disclose such information (other than to persons who need to know it in the ordinary course of the Company’s business) or to trade in or recommend securities to which that information relates.
d)Non-Public Information- The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors. Typically this is done through publication in a widely-available newspaper, magazine or news website, such as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or through a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC or that are available on the SEC’s website. Even after a public announcement, a reasonable period of time must elapse in order for the market to absorb the information. What is a reasonable period of time is dependent on the facts and circumstances of the situation. In order to provide clarity, this policy requires that Covered Persons should allow two full trading days to lapse following publication before such information is deemed to be public.
Non-public information may include:
i.information available to a select group of analysts or brokers or institutional investors;
ii.undisclosed facts that are the subject of rumours, even if the rumours are widely circulated; and
iii.information that has been entrusted to ICON on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information. An example of this may be the results of a clinical trial or news of a potential merger of our clients or other material information about clients which you may hear in the course of your employment.

As with questions of materiality, if you are not sure whether information is considered non-public, you should either consult with the Corporate Governance team or assume that the information is “non-public” and treat it as confidential.
e)Compliance- ICON has appointed the General Counsel to oversee the implementation and governance of this Policy. The duties include, but are not limited to, the following:
i.assisting with implementation of this Policy;
ii.circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
iii.notifying the applicable Covered Persons as appropriate of the Company’s imposition of a special “blackout” period as described Section 5 below;
iv.maintaining the Insider List as set out in Section 7;
v.setting up procedures for pre-clearing all trading in securities of ICON by persons on the Insider List in accordance with the procedures set forth in Section 8 below; and
vi.reviewing requests from individuals listed on the insider list to engage in transactions set out in Section 9 below.
The Compliance duties of the General Counsel set out in this Policy may also be fulfilled by the Chief Financial Officer or the Chief Executive Officer when the General Counsel is absent or unavailable.
If any person has any doubt as to whether information in his or her possession is material and non-public, such person shall not disclose that information without first contacting the Corporate Governance team who will liaise with the General Counsel as required.

4.Violations of Insider Trading Laws
Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.
In addition, a person who “tips” others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and large penalties have been imposed even when the tipper did not profit from the transaction. Similarly, aiding and abetting claims for securities fraud violations may be brought against secondary actors for providing knowing and substantial assistance to a primary securities law violator.
The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which could apply to ICON and/or management and supervisory personnel. Civil plaintiffs may also bring control person claims against management or directors in private litigation.
Non-compliance with insider trading laws and / or this Policy is also a non-compliance with ICON’s Global Code of Ethical Conduct. Employees who violate this Policy may be subject to disciplinary action by ICON, including dismissal for cause. Any exceptions to the above requirements, if permitted, may only be granted by the General Counsel in writing and must be provided before any activity contrary to these requirements takes place.

5.Blackout Periods
All Covered Persons who are (i) directors, officers or employees at the level of Vice President and above or (ii) designated by the General Counsel, and (iii) immediate family members (parents, siblings, spouses, children) and other persons living in such persons household and (iv) any persons or entities each of them controls (collectively, “Restricted Covered Persons”) are prohibited from trading in ICON’s securities during blackout periods.
a)Quarterly Blackout Periods- Trading in ICON’s securities is prohibited during the period beginning at the close of the market on the nineteenth day of the last month of each fiscal quarter and ending at the close of the market on the second full trading day following the date ICON’s financial results are publicly disclosed. During these periods, Restricted Covered Persons may generally be presumed to possess material non-public information about ICON’s financial results.
ICON’s fiscal quarters are: Q1: January - March, Q2: April - June, Q3: July - September, Q4: October - December.
    The specific dates of the blackout periods are available from the MyICON homepage.
b)Special Blackout Periods- From time to time, other types of material non-public information regarding ICON (such as negotiation of mergers, acquisitions or dispositions, the identification of a significant Cybersecurity risk or Incident or new product developments) may be pending and not be publicly disclosed. Until such material non-public information is publicly disclosed, ICON may impose special blackout periods during which Covered Persons with knowledge of or access to such material non-public information are prohibited from trading in ICON’s securities.
If ICON imposes a special blackout period, it will notify the Covered Persons affected.

c)Option and Restricted Share Unit Agreements- A Close Period, for the purposes of interpretation of Option and Restricted Share Unit Plans, Agreements and terms and conditions, refers to any period where the relevant Covered Person is subject to either a quarterly blackout period or special blackout period.
d)Exception- The prohibition on trading in ICON securities while in possession of material non-public information does not apply to transactions under a written plan, contract, instruction, or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) that:
i.has been reviewed and approved by the General Counsel prior to adoption of the plan (or, if revised or amended, such revisions or amendments have been reviewed and approved by the General Counsel prior to adoption of such revisions or amendments);
ii.requires a “cooling off” period before any transactions may be initiated for at least 30 days after adoption of the plan or any revisions or amendments to the plan; and, if the Covered Person is a director of ICON plc, an executive officer of ICON1, or otherwise designated by the General Counsel, no transactions may be initiated until at least 90 days or (if later) two business days following disclosure of ICON’s financial results (for ICON's financial quarter in which the plan was adopted) in a Form 20-F or 6-K (but not more than 120 days) after adoption of (or any revisions or amendments to) the plan;
iii.was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about ICON; and, if the Covered Person is a director of ICON plc, an executive officer of ICON2, or otherwise designated by the General Counsel, the plan (and any revisions or amendments) includes a representation certifying that the Covered Person was not aware of material non-public information and that it was adopted in good faith and not as part of a plan or scheme to evade Rule 10b5-1;
iv.gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about ICON; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and
v.otherwise satisfies the requirements of Rule 10b5-1(c), including the limitations on overlapping and single-trade plans.
1 Within the meaning of NASDAQ Listing Rule 5608 and Exchange Act Rule 10D-1, including any “officer” under Exchange Act Rule 16a-1(f).
2 Within the meaning of NASDAQ Listing Rule 5608 and Exchange Act Rule 10D-1, including any “officer” under Exchange Act Rule 16a-1(f).

6.Trading Windows
In general, Covered Persons who are not Restricted Covered Persons, who have not been notified that they are subject to a special blackout period and are not otherwise in possession of material non-public information are permitted to trade in ICON’s securities without restriction.
Restricted Covered Persons that are not in possession of any material non-public information are permitted to trade in ICON’s securities only when no blackout period is in effect. Generally, this means that Restricted Covered Persons that are not in possession of any material non-public information can trade only during the period beginning on the third full trading day following the date ICON’s financial results are publicly disclosed and ending at the close of the market on the nineteenth day of the last month of each fiscal quarter. However, even during a trading window, a Restricted Covered Person who is in possession of any material non-public information would not be permitted to trade in ICON’s securities until the information has been made publicly available or is no longer material. In addition, ICON may close this trading window for Restricted Covered Persons if a special blackout period under Section 5(b) above is imposed and will re-open the trading window once the special blackout period has ended. The fact that a special blackout period has been designated must also be kept confidential and must not be disclosed.

7.ICON Insider List

For purposes of this policy, ICON maintains an Insider List which includes the following individuals:

I.all directors of ICON plc;
II.all officers and employees of ICON who are members of ICON plc Leadership Team (“ILT”); and
III.other key employees and officers designated by the General Counsel.

Individuals listed on the Insider List are subject to the additional obligations and restrictions as set out in Section 8 and Section 9.

ICON notifies each director, officer or employee when they are placed on the Insider List and they are required to acknowledge the additional obligations and restrictions that are set out in this Share Trading Policy.

8.Pre-clearance of Securities Transactions
ICON requires all persons on the Insider List to refrain from trading, even during a trading window, without first pre-clearing all transactions in ICON’s securities, because they are likely to be exposed to material non-public information on a regular basis. These pre-clearance procedures also apply to transactions by such person’s immediate family members (parents, siblings, spouses, children) and other persons living in such person’s household and by persons and entities over which such person exercises control. These pre-clearance procedures do not override the general prohibition on trading while in possession of material non-public information.
a)No person listed on the Insider List may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of, except for the exercise of stock options so long as the common stock is retained) any ICON security at any time without first obtaining prior approval from the General Counsel.
b)Any person on the Insider List seeking to trade should contact the Corporate Governance team in order to request the requisite permissions from the General Counsel.
c)The date each request is received and the date and time each request is approved or disapproved shall be recorded. Unless revoked, a grant of permission will normally remain valid until the close of trading two trading days following the day on which it was granted. If the transaction does not occur during that period, pre-clearance of the transaction must be re-requested.
d)The General Counsel must obtain approval to trade from either the Chief Financial Officer or the Chief Executive Officer.
e)Notwithstanding the foregoing, pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Corporate Governance team.

9.Prohibited Transactions
Certain types of transactions increase ICON’s exposure to legal risks and may create the appearance of improper or inappropriate conduct. Therefore, persons on the Insider List may not engage in any of the following transactions, even if they do not possess material non-public information, unless advance approval is obtained from the General Counsel. These prohibitions also apply to transactions by such person’s immediate family members (parents, siblings, spouses, children) and by other persons living in such person’s household and by entities over which such person exercises control.
a)Short-term trading- Persons on the Insider List who purchase ICON securities in the open market may not sell any of the ICON securities of the same class during the six months following the transaction. Persons on the Insider List who sell ICON securities in the open market may not purchase any ICON securities of the same class during the six months following the transaction.
b)Short sales of stock- “Short” sales of stock are transactions where you borrow stock, sell it, and then buy stock at a later date to replace the borrowed shares. Short sales of our securities by persons on the Insider List are prohibited. These also include hedging or monetization transactions (such as zero-cost collars and forward sale contracts) that involve the establishment of a short position. See “Hedging transactions” below for more information.
c)Publicly traded options- A put is an option or right to sell a specific stock at a specific price before a set date, and a call is an option or right to buy a specific stock at a specific price before a set date. Any transactions in put options, call options or other derivative securities by persons on the Insider List are prohibited by this Policy.
d)Trading on margin- Persons on the Insider List may not hold ICON securities in a margin account or pledge ICON securities as collateral for a loan.
e)Hedging transactions- Hedging or monetization transactions can be accomplished through the use of various financial instruments, including prepaid variable forwards, equity swaps, collars and exchange funds. Persons on the Insider List may not enter into hedging or monetization transactions or similar arrangements with respect to ICON securities.
If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you must not advise your broker or investment adviser to trade in our securities at any time or to trade in securities of any other company while in possession of material non-public information about that company that was obtained in the course of his or her involvement with ICON. In such managed accounts, you must exercise no discretion to direct investments in the fund.